Filed Pursuant to Rule 424(b)(3)
Registration No. 333-59594

2,596,375 Shares

Johnson Controls, Inc.

Automatic Dividend Reinvestment and
Common Stock Purchase Plan

Common Stock, $0.04 1/6 Par Value

        We offer to participants in our Automatic Dividend Reinvestment and Common Stock Purchase Plan an opportunity to purchase our Common Stock under the Plan. You may participate in the Plan if you are:

•	a holder of our Common Stock,

•	a holder of any of our Preferred Stock,

•	a person who does not currently hold our stock upon an initial investment of US$250 or more or by making automatic monthly deductions, or

•	an eligible employee of Johnson Controls or one of our subsidiaries.

        The Common Stock is traded on the New York Stock Exchange. The trading symbol is “JCI.” On September 30, 2004, our Common Stock closed at a price of US$56.81.

        The price of each share of Common Stock you purchase under the Plan will be 100% of market value, determined as provided in the Plan. We bear the cost of administering the Plan, however, there are fees associated with some of the Plan’s services. Please refer to the Fee Disclosure Table.

        If you are an employee participant, then you should read Appendix A for a discussion of certain matters relating to the Plan that apply specifically to you.

        Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this Prospectus is October 13, 2004.

Johnson Controls

                We are a corporation organized under the laws of the State of Wisconsin. We are a global market leader in automotive systems and building controls. Our principal executive offices are located at 5757 North Green Bay Avenue, P.O. Box 591, Milwaukee, Wisconsin 53201-0591, and our telephone number is (414) 524-1200.

Use of Proceeds

        We have no specific plan for the net proceeds we may receive from the sales, if any, of authorized but unissued shares of Common Stock under the Plan. Rather, we offer the shares for the purposes set out below, and we will apply any net proceeds toward general corporate purposes.

Description of Plan

        Set forth below are the provisions of the Plan, as amended to date. Future amendments to the Plan will be effective immediately upon mailing of notice to participants.

Purpose

        The purposes of the Plan are twofold. First, it provides participants with a convenient and economical method of reinvesting cash dividends and making additional limited cash investments in shares of Common Stock at regular intervals. Second, the Plan provides us with the ability to sell authorized but unissued shares of Common Stock that will raise funds to increase our equity base and for investment and other general corporate purposes.

Features

        Open to New Shareholders — If you do not currently own shares of our stock, then you may become a participant in the Plan by paying an account set-up fee, which is subject to change at the discretion of Wells Fargo (see the Fee Disclosure Table for information regarding fees), and making an initial investment of at least US$250 or authorizing monthly deductions of at least US$50 from a designated bank account and submitting a check for US$50 to cover your first cash investment.

        Service Fees and Brokerage Commission — You will pay an investment fee and brokerage commissions when purchasing or selling shares under the Plan. See the Fee Disclosure Table for information regarding these fees.

        Optional Cash Investments — You may make optional cash investments in Common Stock of a minimum of US$50 per investment up to US$15,000 per calendar quarter. You may make optional cash investments by automatic monthly electronic funds transfer or by check at weekly or less frequent intervals, as you desire. You may obtain the return of any optional cash investment upon written request received by Wells Fargo Shareowner Services on or before the second business day prior to the date on which it is to be invested.

        Automatic Reinvestment of Dividends — Cash dividends paid on all or a percentage of shares that you specify are automatically reinvested in additional shares of Common Stock.

        Full Investment of Plan Funds — Because the Plan invests your funds to purchase fractional shares as well as full shares, and your funds include cash dividends on fractional shares, your funds are fully invested.

        Automated Requests — You may establish automated privileges for your Plan account, enabling you to execute certain Plan orders by phone or internet.

        Share Safekeeping — You may deposit for safekeeping certificates representing shares of Common Stock held in certificate form, whether or not the shares were issued under the Plan, at no cost to you. Alternatively, your shares can be held in Direct Registration (DRS), which is a method of recording shares of stock in book-entry form. Book-entry means that your security is registered in your name on the books of the Company without the need for physical certificates. Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form.

        Account Statements — The Plan administrator mails account statements detailing your Plan activities to you on a quarterly basis and following each Plan transaction.

Considerations

        You should consider the following prior to participating in the Plan:

        Investment Timing; Price Risks — The Plan administrator purchases and sells shares for the Plan on specified dates or during specified periods. As a result, you do not have any control over the price at which shares are purchased or sold for your account, and you may pay a higher purchase price or receive a lower sales price than if you had purchased or sold the shares, as the case may be, outside of the Plan. You bear the risk of fluctuations in the price of Johnson Controls stock.

        No Interest Paid Pending Investment — You will not receive interest on optional cash investments pending their investment in Common Stock.

Administration

        As of the date of this prospectus, Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. (Wells Fargo), administers the Plan. Wells Fargo is responsible for receiving initial and optional cash investments that participants make, forwarding funds received from or on behalf of participants to a registered broker/dealer for purchases of Common Stock, issuing statements to participants of their Plan account activities and performing certain other administrative duties related to the Plan. You may contact Wells Fargo at the addresses set forth in this prospectus:

        Plan Requests should be mailed to:
        Wells Fargo Shareowner Services
        P.O. Box 64856
        St. Paul, MN 55164-0856

        Certified/Overnight Mail:
        Wells Fargo Shareowner Services
        161 North Concord Exchange
        South St. Paul, MN 55075-1139

        General Information:
        Fax: 1-651-450-4085
        Tel: 1-877-602-7397
        Tel: 1-651-450-4064 (outside the United States)

        An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central Standard Time, Monday through Friday

        Internet:
        General Inquiries — www.wellsfargo.com/shareownerservices
        Shareowner Access — www.shareowneronline.com

        Wells Fargo is responsible for purchasing and selling shares of Common Stock for your Plan accounts, including the selection of the broker or dealer through which Plan purchases and sales are made. We have no control over the times or prices at which Wells Fargo effects transactions in the open market or the selection of the broker or dealer that Wells Fargo uses.

Forms

        Account Authorization Form — You must use an Account Authorization Form to enroll in the Plan. If you would like to authorize automatic deductions and establish automated request privileges at the time of enrollment, complete the applicable sections of the Form. You must also use an Account Authorization form to change your automatic deduction after enrollment, change your address of record, and make or change your dividend reinvestment election.

        Transaction Request Form — You must use a Transaction Request Form to make optional cash investments, sell your Plan shares, deposit your share certificates, or terminate your participation in the Plan. Wells Fargo attaches a Transaction Request Form to each account statement that it mails to you.

        You can obtain additional Account Authorization Forms and Transaction Request Forms by contacting Wells Fargo.

Eligibility

        Any person or entity, whether or not currently a registered holder of our common or preferred stock, may participate in the Plan by enrolling in accordance with the procedures described in “Enrollment and Participation” below. We reserve the right to deny, modify, suspend or terminate your participation.

Enrollment and Participation

        You may enroll in the Plan at any time by completing an Account Authorization Form and returning it to Wells Fargo at the address set forth on the form.

        Shareholders — If you are a registered holder of our common or preferred stock, then you must complete an Account Authorization Form to participate in the Plan. If you are not a registered owner but you are a beneficial owner of Common Stock whose only shares are held in names other than your own (e.g., held by brokers, trustees or bank nominees), then you must either (a) become a shareholder of record by having shares registered in your name, or (b) become a shareholder of record by enrolling in the Plan in the same manner as a new shareholder.

        New Shareholders — If you are not a registered owner of common or preferred stock, then you must complete an Account Authorization Form and pay a one-time account set-up fee of US$10, which is subject to change at the discretion of Wells Fargo. You must also make an initial cash investment of US$250 or authorize monthly deductions of at least US$50 from a designated bank account and submit a check for US$50 to cover your first cash investment. You may initially invest a maximum of US$15,000 per calendar quarter in the Plan.

Dividend Reinvestment

        As described below, by participating in the Plan, you may have the cash dividends paid on all shares of Common Stock automatically reinvested in Common Stock. The payment of dividends on Common Stock is at the discretion of Johnson Control’s Board of Directors.

        Full Dividend Reinvestment — If you elect the “Full Dividend Reinvestment” option, then all cash dividends on shares held in physical certificate form registered in your name including book-entry (DRS) on the records of the Company, and all cash dividends on all Plan shares credited to your account under the Plan, will be used to purchase additional shares. If you elect Full Dividend Reinvestment, you will not receive cash dividends from the Company. The dividends, subject to fees, will be reinvested. See the Fee Disclosure Table for information regarding these fees.

        Partial Dividend Reinvestment — If you elect the “Partial Dividend Reinvestment” option, then all cash dividends on a percentage of any shares held by you in physical certificate form including book-entry (DRS), which percentage you specify on the Account Authorization Form, and all cash dividends on Plan Shares will be used to purchase additional shares. You may elect percentages in increments of 10%. If you elect Partial Dividend Reinvestment, you will receive checks from the Company for dividends, when declared and paid, only for those shares not subject to dividend reinvestment. For example: A shareholder has 90 shares registered in his name on the records of the Company and 10 Plan shares. The shareholder specifies 50% of his total shares subject to dividend reinvestment. All cash dividends on 50 shares (50% of 100 shares) will be used to purchase additional shares for his account under the Plan, subject to fees. See the Fee Disclosure Table for information regarding these fees. He will receive dividend checks or automatic bank deposits from the Company, when declared and paid, only for the 50 shares not subject to dividend reinvestment.

        If you selected full or partial dividend reinvestment, then you may change your dividend investment option at any time by sending written notice, or if you have authorized automated privileges for your account, by calling Wells Fargo Shareowner Services. Notices received 2 business days prior to a dividend record date will be effective for that dividend. Notices received less than 2 business days prior to a dividend record date will not be effective until after that dividend has been paid.

        Cash Payments Only — If you elect the “Cash Payments Only” option, then you will continue to receive, as declared, by check or direct deposit, cash dividends paid on shares held in physical certificate form registered in your name including book-entry (DRS) on the records of the Company and all cash dividends on all shares credited to your account under the Plan.

        Dividend Payment Dates — If Wells Fargo receives your Account Authorization Form on or before the record date for a particular dividend, then dividend reinvestment will begin with respect to dividends paid on the next dividend payment date. If

Wells Fargo receives your Account Authorization Form after the record date, then dividend reinvestment will not begin until the dividend payment date following the next record date. We have historically paid dividends on Common Stock at the beginning of January, and the end of March, June, and September.

Cash Investments

        Initial Cash Investment — If you are not a registered owner of Common Stock, then you must include an initial cash investment of at least US$250 with your completed Account Authorization Form or complete and sign the automatic funds transfer section of the Account Authorization Form and submit a check for US$50 to cover your first cash investment. You must also pay a one-time enrollment fee, which is subject to change at the discretion of Wells Fargo. See “ENROLLMENT AND PARTICIPATION” above. You must make initial cash investments and payment of the enrollment fee by check in U.S. funds drawn on a U.S. bank payable to “Wells Fargo Shareowner Services” in U.S. funds. The transaction fee and purchase commissions are deducted from this cash investment.

        Optional Cash Investments — You may make optional cash investments at any time by personal check or by automatic deduction from a designated U.S. bank account. You may vary your optional cash investment from a minimum of US$50 per investment up to a maximum of US$15,000 per calendar quarter. We include initial cash investments in the month in which they are made for purposes of determining whether you have reached the US$15,000 maximum.

        Checks — If you make an optional cash investment by check, it must be accompanied by a completed Transaction Request Form, and Wells Fargo must receive it no later than two business days prior to an investment date for an initial cash investment and one business day prior to an investment date for optional cash payments to be invested on that investment date. Otherwise, Wells Fargo holds optional cash investments for investment on the next investment date. You may make optional cash investments by check payable to “Wells Fargo Shareowner Services” in U.S. funds. You may obtain the return of any optional cash investment upon written request received by Wells Fargo Shareowner Services on or before the second business day prior to the date on which it is to be invested.

        Automatic Deduction from a Bank Account — You may also make optional cash investments by authorizing automatic monthly deductions from designated U.S. bank accounts. In that case, your bank account will be debited on the 25th day of each month or, if that day is not a business day, the next business day after the 25th. Wells Fargo will invest the funds on the next investment date that is at least three business days after the day your account is debited.

You will not receive any confirmation of the transfer of funds other than as reflected in your monthly Plan account statements and in your bank account statement.

        To authorize automatic deductions, you must complete section 6 of the Account Authorization Form and return it to Wells Fargo together with a voided blank check or deposit slip for a savings account from which you wish to transfer funds. Your automatic deductions will begin as soon as practicable after Wells Fargo receives the Account Authorization Form. You may change the dollar amount of your monthly deduction or terminate your monthly deduction altogether by completing an Account Authorization Form and returning it to Wells Fargo, by contacting Wells Fargo via phone, or online. To be effective with respect to a particular investment date, Wells Fargo must receive your change or termination request at least fifteen business days prior to the investment date.

        If any optional cash contribution, including payments by check or automatic withdrawal, is returned for any reason, Wells Fargo Bank, N.A will remove from the participant’s account any shares purchased upon prior credit of such funds, and will sell these shares. Wells Fargo Bank, N.A. may sell other shares in the account to recover a $25.00 returned funds fee for each optional cash contribution returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by Wells Fargo Bank, N.A.

Investment Dates

        Dividend Reinvestment —Wells Fargo expects to invest cash dividends on the applicable dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.

        Optional Cash Investments — Wells Fargo expects to invest optional cash investments on (a) Wednesday of each week or, if Wednesday is not a business day, the business day next following Wednesday or (b) in any week in which a cash dividend is paid, the dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.

        You will not receive interest on funds that Wells Fargo holds pending their investment in Common Stock. All optional cash investments, including the initial cash investment, are subject to the collection by the Plan administrator of full face value in U.S. funds.

Source of Shares

        Wells Fargo acquires shares for you under the Plan in the open market, in negotiated transactions or by purchasing newly issued Common Stock from Johnson Controls. Wells Fargo purchases shares in the open market or in negotiated transactions as soon as practicable after the applicable investment date. All purchases will be made within 5 business days of an investment date, subject to any waiting periods required under applicable securities laws or stock exchange regulations. We determine the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on the frequency with which we can change our determination, we may change our determination from time to time without notice to you. We expect that generally all Plan purchases will be effected in open market transactions.

Price of Shares

        The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. Wells Fargo may in its discretion commingle participants’ funds for the purpose of effecting purchase orders and may offset purchase and sale orders to arrive at a net purchase or sale order. The price per share of new issue Common Stock is the average of the high and low price, carried out to three decimal places, of the Common Stock reported as New York Stock Exchange — Composite Transactions on the applicable investment date or, if the New York Stock Exchange is closed on the investment date, on the next preceding day the New York Stock Exchange is open. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.

Account Statements

        Wells Fargo maintains an account for each Plan participant and will send an account statement to you as soon as practicable after each quarterly dividend reinvestment and each weekly optional cash investment and after any transfer, sale or withdrawal of Plan shares. The account statements provide you with records of your purchases and sales, and you should retain these statements for tax purposes. Investment and sales data on your account statement reflect the settlement of the trade.

Share Certificates

        Wells Fargo credits Plan purchases to your account and shows them on your account statement. You will not receive certificates for your Plan shares unless requested. This protects against loss, theft or destruction of stock certificates and reduces our administrative costs associated with the Plan. You may obtain certificates for some or all full Plan shares at any time by submitting a Transaction Request Form to Wells Fargo or contacting Wells Fargo via phone. Such requests will be handled without charge to you. Any remaining full and fractional shares continue to be credited to your account. Certificates for fractional shares are not issued under any conditions.

Share Safekeeping

        At any time beginning with enrollment in the Plan, you may deposit with Wells Fargo certificates representing shares of Common Stock, whether or not you acquired the shares under the Plan, at no cost to you. To use this service, you must send your certificates to Wells Fargo with a properly completed Transaction Request Form. Shares represented by certificates deposited with Wells Fargo are credited to your account and from that time on are treated as if acquired under the Plan. You are responsible for maintaining your own records of the cost basis of certificate shares deposited with Wells Fargo.

        We strongly recommend that you use registered mail to mail your certificates to Wells Fargo, and insure the certificates for 2% of the current market value of the shares that the certificates represent. In any case, you bear the full risk of loss, regardless of the method used, in the event the certificates are lost.

        You should not endorse your certificates prior to mailing.

Share Transfers Within Plan

        You may also transfer Plan Shares to a Plan account of another person subject to compliance with any applicable laws. To do this, you must complete a stock power and return the completed stock power to Wells Fargo. Your signature on the stock power must be Medallion guaranteed by an eligible financial institution. You can obtain stock powers from Wells Fargo. If the person to whom the shares are transferred is not a participant in the Plan, then Wells Fargo will automatically open an account for the person and enroll him or her in the Plan.

        If you request to transfer all shares in your Plan account between a dividend record date and payment date, your transfer request will be processed; however, your Plan account will not be terminated. You may receive additional dividend reinvestment shares that will require you to submit a written request to transfer the additional shares.

        You may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan unless Wells Fargo has issued certificates representing the shares.

Sale of Shares

        You may sell some or all of your Plan shares by submitting the appropriate information on the Transaction Request Form, via phone, via the internet or by submitting a written request to Wells Fargo. You will pay a service fee and sales commission when selling shares. See Fee Disclosure Table for information regarding these fees. If the current market value of the shares requested to be sold is US$25,000 or less, and you have previously authorized automated privileges, then you may sell Plan shares by contacting Wells Fargo. Wells Fargo may match or offset your sales order against one or more purchase orders of other participants in the Plan. If not offset, Wells Fargo executes the order on your behalf in the open market or in negotiated transactions. After settlement of the sale, Wells Fargo will send you a check for the net proceeds of the sale. The proceeds you receive will be based on the weighted average price at which the shares were sold less brokerage commissions, service fees that Wells Fargo charges, and applicable taxes.

        If you are submitting a request to sell all or part of your Plan shares, and you are requesting net proceeds to be automatically deposited to a bank checking or savings account, you must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your written request must have your signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be honored and a check for the net proceeds will be issued.

        You should be aware that the share price of Johnson Controls Common Stock may fall or rise during the period between a request for sale, its receipt by Wells Fargo, and the ultimate sale in the open market. You should evaluate these possibilities while deciding whether and when to sell any shares through the Plan. You will solely bear the price risk.

Termination

        You may terminate your participation in the Plan by submitting the appropriate information on the Transaction Request Form or by submitting a written request to Wells Fargo. If the current market value of your Plan account is US$25,000 or less, and you have previously authorized telephone transactions, then you may terminate your participation in the Plan by contacting Wells Fargo via phone.

        If your request to terminate your participation in the Plan is received on or after a dividend record date, but before the dividend payment date, your termination will be processed as soon as practicable, and a separate dividend check will be mailed to you. Future dividends will be paid in cash, unless you rejoin the Plan.

        Upon termination of your participation in the Plan, unless you have requested on the Transaction Request Form that some or all Plan shares be sold, Wells Fargo will move to a DRS account in your name the number of full shares in your Plan account and mail to you a check in the amount of the market value of any fractional share. If you so request on the Transaction Request Form, Wells Fargo will sell some or all Plan shares on your behalf. After settlement of the sale, Wells Fargo will send you a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share) and a DRS statement representing any full Plan shares not sold. The net proceeds you receive will be based on the weighted average price at which the shares were sold less brokerage commissions, fees charged by Wells Fargo, and applicable transfer taxes.

        After termination, you may re-enroll in the Plan by submitting a new Plan Authorization Form and complying with all other enrollment procedures (see “ENROLLMENT AND PARTICIPATION”). To minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, we reserve the right to deny participation in the Plan to previous participants whom we or Wells Fargo believe have been excessive in their enrollment and termination.

        At the direction of Johnson Controls, Wells Fargo may terminate your participation in the Plan if you do not own at least one full share in your name or held through the Plan.

Issuance of Rights

        If we make available to holders of Common Stock rights to purchase additional shares of Common Stock or other securities, then Wells Fargo will sell the rights accruing to all shares Wells Fargo holds for you (if and when such rights become independently traded) and will apply the net proceeds of such sale to the purchase of Common Stock. However, we will, in advance of a subscription offer (or, if such rights may not be independently traded upon issuance, prior to the date on which such rights trade independently), inform you that if you do not want Wells Fargo to sell your rights and invest the proceeds, then it will be necessary for you to transfer all full shares held under the Plan in your own name by a given date. This will permit the Participant to exercise, transfer or sell the rights on such shares. If we redeem rights prior to the date that such rights trade independently, then Wells Fargo will invest the resultant funds in additional shares of Common Stock.

Other Information

Stock Dividends

        Any stock dividends or stock splits we distribute on shares Wells Fargo holds for you will be credited to your account.

Other Distributions

        If the Company distributes to holders of Common Stock any securities (other than shares of Common Stock or rights to purchase additional shares of Common Stock or other securities), then such securities (other than fractional shares thereof) accruing to all shares of Common Stock held by Wells Fargo for you will be transferred to your own name. Such securities will not be credited to your account or sold by Wells Fargo on your behalf.

Amendment or Termination of Plan

        Johnson Controls and Wells Fargo each may amend, supplement or terminate the Plan at any time by mailing appropriate notice to each participant at his or her last address of record and by giving proper notice to Wells Fargo or us, as the case may be. Any such amendment, supplement or termination will be effective immediately upon the mailing of notice to participants.

        Denial or Termination of the Plan — At our direction, Wells Fargo may terminate a participant’s participation in the Plan if the participant does not own at least one full share in the participant’s name or held through the Plan. We reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent Johnson Controls deems it advisable or necessary in its discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will have full Plan shares converted to book-entry (DRS) or a physical certificate will be issued. Participants will receive a check less any service fees and brokerage commissions in the amount of the market value of any fractional Plan share.

Broker/Dealer

        Wells Fargo Bank, N.A. will furnish the name of the registered broker/dealer utilized in share transactions, within a reasonable time, upon written request from the participant.

Limitation of Liability

        Neither Johnson Controls nor Wells Fargo or its nominee will have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor will any of us have any duties, responsibilities or liabilities except such as are expressly set forth in the Plan. Neither Johnson Controls nor Wells Fargo will be liable under the Plan for any act done in good faith or for any good faith omission to act including, without limitation, any claims of liability (a) with respect to the prices at which shares are purchased or sold for your account or the times when such purchases or sales are made, (b) for any fluctuation in the market value after purchase or sale of shares, or (c) arising out of failure by Johnson Controls or Wells Fargo to terminate your account upon your death prior to receipt of notice in writing of such death.

State Regulation

        The terms and conditions of the Plan are governed by the laws of the State of Wisconsin. Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of an “issuing public corporation,” such as Johnson Controls, which are held by certain persons in excess of 20% of the voting power of any such corporation will be limited to 10% of the full voting power of such excess shares. This statutory voting restriction is not applicable to shares acquired directly from Johnson Controls, shares acquired prior to April 22, 1986, and under certain other circumstances.

        Section 180.1141 of the Wisconsin Business Corporation Law provides that a “resident domestic corporation,” such as Johnson Controls, may not engage in a “business combination” with an “interested stockholder” (a person beneficially owning 10% or more of the aggregate voting power of the Common Stock) for three years after the date (the “stock acquisition date”) the interested stockholder acquired his 10% or greater interest, unless the business combination (or the acquisition of the 10% or greater interest) was approved before the stock acquisition date by the corporation’s board of directors. After the three-year period, a business combination that was not so approved can be consummated only if it is approved by the majority of the outstanding voting shares not held by the interested stockholder or is made at a specified formula price intended to provide a fair price for the shares held by non interested stockholders.

        Participants with significant holdings of Johnson Controls’ stock are advised to consult their attorney to determine the applicability and effect of such provisions.

Certain Federal Income Tax Consequences

        The following discussion sets forth the general federal income tax consequences for an individual participating in the Plan and holding the Common Stock as a capital asset. However, the discussion is not intended to be an exhaustive treatment of such tax consequences. Future legislative changes or changes in administrative or judicial interpretation, some or all of which may be retroactive, could significantly alter the tax treatment discussed below. Accordingly, and because tax consequences may differ among participants in the Plan (particularly for those who are not individuals), each participant should discuss specific tax questions regarding participation in the Plan with his or her own tax advisor.

        In general, participants in the Plan have the same federal income tax consequences with respect to their dividends as do shareholders who are not participants in the Plan. On the dividend payment date, you will receive a taxable dividend equal to the cash dividend reinvested, to the extent Johnson Controls has earnings and profits. This treatment applies with respect to both the shares of Common Stock you hold of record and your Plan account shares of Common Stock and even though you do not receive cash but the amount is instead applied to the purchase of shares of Common Stock for your Plan account. If you purchase shares on the open market or in a privately negotiated transaction, your share of brokerage fees, if any, paid by Johnson Controls will be taxed as an additional dividend, to the extent that Johnson Controls has earnings and profits.

        Shares, or any fraction of shares, of Common Stock purchased on the open market or in a privately negotiated transaction with reinvested dividends will have a tax basis equal to the amount paid for the shares or any fraction of shares, increased by any brokerage fees treated as a dividend to the participant. Shares, or any fraction of shares, of Common Stock purchased from Johnson Controls with reinvested dividends will have a tax basis equal to the amount of the dividend. The shares, or any fraction of shares, will have a holding period beginning on the day following the purchase date, whether purchased on the open market, in a privately negotiated transaction or from Johnson Controls.

        If you make initial or supplemental cash investments to the Plan you are deemed to have received an additional taxable dividend in the amount of your pro rata share of the brokerage commissions, if any, paid by Johnson Controls, to the extent Johnson Controls has earnings and profits. Brokerage commissions are incurred only on purchases of Common Stock in the open market or privately negotiated transactions. Shares, or any fraction of shares, purchased with initial or supplemental cash payments will have a tax basis equal to the amount of the payments increased by the amount of brokerage fees, if any, treated as a taxable dividend to you with respect to those shares or fraction of shares. The holding period for the shares, or fraction of shares, begins on the day following the purchase date.

        In contrast to the tax treatment described above with respect to your share of brokerage fees, you should not be treated as receiving an additional taxable dividend based upon your pro rata share of the costs of administering the Plan, which are paid by Johnson Controls. However, there are no assurances that the Internal Revenue Service (“IRS”) agrees with this position. Johnson Controls has no present plans to seek formal advice from the IRS on this issue.

        You will not recognize taxable income when you receive certificates for whole shares credited to your account, either upon your request for the certificates or upon your withdrawal from or termination of the Plan. However, you will recognize taxable gain or loss when you sell or exchange whole shares acquired under the Plan either through the Plan at your request or by you after receipt of certificates for shares from the Plan. You will also recognize taxable gain or loss when you receive cash payments for fractional shares credited to your account, upon withdrawal from or termination of the Plan. The amount of taxable gain or loss is the difference between the amount that you receive for your shares or fractional shares and the tax basis of your shares or fractional shares. Gain or loss will generally be a capital gain or loss, long-term or short-term depending on your holding period. Presently, net long-term capital gains of certain taxpayers are taxed at lower rates than other items of taxable income.

Participants Subject to Income Tax Withholding

        If you are a foreign shareholder whose dividends are subject to United States income tax withholding or a domestic shareholder subject to backup withholding (because a correct taxpayer identification number has not been furnished or otherwise), the tax required to be withheld will be deducted from the amount of any cash dividend otherwise to be applied to the purchase of shares for your account under the Plan, and the amount of the dividend after such deduction will be so applied. Since any such withholding tax applies also to a dividend on shares credited to the Plan account, only the net dividend on such shares will be applied to the purchase of additional stock. The regular statements Wells Fargo sends to you will indicate the amount of tax withheld. We cannot refund amounts withheld. If you are subject to withholding, then you should contact your tax advisor or the Internal Revenue Service for additional information.

Available Information

        Johnson Controls is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements files reports and other information with the Securities and Exchange Commission. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement. You may read and copy the registration statement and any other documents we file at the public reference facilities maintained by the Commission at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain additional information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such web site is http://www.sec.gov.

Incorporation of Certain Documents by
Reference

        The following documents are incorporated by reference in this Prospectus:

(a)	The Company’s Annual Report on Form 10-K for the year ended September 30, 2003.

(b)	All reports of Johnson Controls filed with the Securities and Exchange Commission, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 since September 30, 2003, including Johnson Controls’ Quarterly Reports on Form 10-Q for the quarters ended December 31, 2003, March 31, 2004 and June 30, 2004, and Johnson Controls’ Current Reports on Form 8-K dated October 1, October 18 and November 19, 2003, and May 18, July 19 and August 10, 2004.

(c)	The definitive proxy statement of Johnson Controls filed with the Commission pursuant to Section 14 of the Securities Exchange Act of 1934 in connection with the Annual Meeting of Shareholders held on January 28, 2004.

(d)	The description of the Common Stock contained in any registration statements filed under the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.

        All documents subsequently filed by Johnson Controls pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering shall also be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

        Johnson Controls will provide without charge to each person to whom a Prospectus is delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. Requests for these documents should be addressed to:

                Shareholder Services, X-32
                Johnson Controls, Inc.
                Post Office Box 591
                Milwaukee, Wisconsin 53201-0591
                Telephone number: (414) 524-2363

Transaction and Plan Services Fees
as of December 1, 2004

Certificate Deposit	company paid

Certificate Issuance	company paid

Enrollment Fee	$ 10.00

Investment Fees

Via optional cash investment	$2.00 per check

Via automatic withdrawal	$1.00 per debit

Via dividend reinvestment	4% with $2.00 max

Purchase commission	$0.03 per share

Sale Fees

Service fee	$10.00 per transaction

Sale commission	$.10 per share

Fee for Returned Checks or
Automatic Bank Withdrawals	$25.00 per item

Prior Year Duplicate Statements	$15.00 per year

APPENDIX A

AUTOMATIC DIVIDEND REINVESTMENT
AND COMMON STOCK PURCHASE PLAN

Provisions for Employee Participants

Introduction

        The Common Stock Purchase Plan, as this Plan is known to employees of Johnson Controls, allows Employee Participants to share in the ownership of Johnson Controls by purchasing Johnson Controls common stock through payroll deductions. But owning stock isn’t for everyone, and we can’t recommend our own stock. Where stock ownership is concerned, there’s always risk involved. But if you decide you would like to purchase Johnson Controls stock, this Plan makes it easier because money is deducted right from your paycheck (on an after-tax basis).

        The remainder of the Prospectus of which this Appendix is a part contains a description of terms of the Plan applicable to all participants, including employee participants. The following discusses certain matters relating to the Plan that apply specifically to employee participants. However, you should be familiar with all of the information in the Prospectus, including this Appendix, before participating in the Plan.

Opening an Account

        Eligibility. Wells Fargo Shareowner Services maintains accounts for everyone purchasing stock through the Common Stock Purchase Plan. The only requirements are that you:

•	be a Johnson Controls employee

•	have reached the age of majority in your state (usually age 21)

•	reside in the U.S. or in an authorized location outside the U.S.

        For purposes of the Common Stock Purchase Plan, you are a Johnson Controls employee if you are employed by Johnson Controls or any of its subsidiaries or affiliated companies, and an affiliated company is an entity of which Johnson Controls has 48% or greater ownership.

        Enrolling and making payroll deductions. You may enroll in the Plan at any time by calling Wells Fargo. Some employee groups may require a form. Check with your Human Resources Department.

        When you decide to enroll, you must also decide how much money to have deducted from your pay to purchase stock. You can choose any amount between US$25 and US$500 each month, in whole dollars.

        Changing your deduction amount. Just as with any other investment, flexibility is an important consideration. You can change your Common Stock Purchase Plan deduction as often as you like.

        Or you can stop your deductions temporarily and begin them again later. During times when you aren’t having deductions made, statements are sent to keep you up to date on dividend payments. If you have an address change during this time, you must inform Wells Fargo of the change.

        To change or suspend your deductions, call Wells Fargo. Some employee groups may require a form. Check with your Human Resources Department. The change will be made as soon as practicable.

Purchasing Stock

        Purchase price. We forward your payroll deductions directly to the plan administrator, where they are used to purchase Johnson Controls Common Stock on the New York Stock Exchange. To purchase shares for this Plan, all participants’ deposits are combined. The purchase price is the price of Common Stock on the New York Stock Exchange at the time of purchase.

        Dividends. Shares purchased for you are credited to your account. Periodically, Johnson Controls pays dividends on its Common Stock. Historically, dividends have been paid on a quarterly basis. These go back into your account to purchase more shares.

        Voting shares. As soon as you own one full share, you automatically receive all the information that goes to shareholders, such as annual reports and proxy material. This way you can instruct the plan administrator to vote your shares the way you wish.

        Commissions and service charges. Brokers receive com-missions and make other charges for their services. You will pay broker charges in the amount of $0.03 per share to purchase shares of Johnson Controls Common Stock through this Plan.

        Account Statements. You receive a quarterly statement on your account when the dividend is posted and a year-end statement in December. The statements tell you how much money has been applied to purchase shares, how many shares were purchased, and the purchase price.

        These reports will help you establish the change in value for income tax purposes. The December statement will list the entire year’s transactions, and you should retain it for tax purposes for as long as you hold the stock.

        Use the bottom portion of the account statement for sending instructions to Wells Fargo Shareowner Services regarding your account. The front side includes a provision for changing your address. While you are enrolled in the Common Stock Purchase Plan, you must change your address through your Human Resources Department. However, if you have stopped your payroll deductions under the Plan, use the bottom portion of the account statement to notify Wells Fargo of an address change. You can also use the tear-off portion to make voluntary cash contributions (over and above your payroll deductions) as described more fully at the end of this Appendix and in the remainder of the Prospectus of which this Appendix is a part. You can use the reverse side of the form for other Plan transactions. Be sure to sign the form before mailing it to Wells Fargo Shareowner Services.

Stopping Payroll Deductions

        When your payroll deductions are stopped, your shares will remain in the Plan and dividends will continue to be reinvested. You will receive quarterly statements.

        To close your account after your last investment has been posted, make sure your deductions have stopped and Wells Fargo Shareowner Services has had time to invest your last payroll deduction (this can take as long as 35 days). Send written instructions or use the reverse side of the bottom portion of your statement to instruct Wells Fargo Shareowner Services with one of these choices.

1.	Full Plan shares will be converted to book entry (DRS) or a physical certificate registered in your name will be issued or, Participants will receive a check less any services fee and brokerage commissions in the amount of any fractional share. Future dividends will be paid in cash.

2.	Sell all of your shares.

        You can remain in the Plan even if you have terminated your employment with Johnson Controls. You will receive quarterly statements when dividends are posted to your account, and you can make optional voluntary cash investments.

Selling or Transferring Stock Ownership

        You can get shares out of your account at any time. The shares are registered in your name and sent to you.

        This Plan is designed to encourage you and other employees to become part owners of Johnson Controls through stock purchase.

So, we want you to consider holding on to the shares you’ve purchased. On the other hand, once purchased, the shares are yours. Of course, you are responsible for brokerage charges if you sell them or transfer their ownership.

        Selling shares. You can sell shares while they’re in your account. Just notify the plan administrator, Wells Fargo Shareowner Services, in writing, or by completing the reverse side of the bottom portion of your statement. Be sure to sign your form or letter. When you sell your shares, you are responsible for paying any service fees that Wells Fargo charges, brokerage commissions and applicable transfer taxes.

        Or you can sell shares through a broker once they’ve been delivered to you. When you sell your shares through a broker, you are responsible for paying the brokerage fees and commissions.

        Transferring share ownership. Once ownership has been transferred to you, you may, in turn, transfer it to someone else. Further information is available from the transfer agent, Wells Fargo Shareowner Services.

Relatives and Friends and Employee
Supplemental Contributions

        Family or friends can become Johnson Controls shareholders through the features of this Plan applicable to those who are not employees. Through the Plan, you can also purchase stock in lieu of or in addition to payroll deductions; however, there are fees associated with some of the Plan’s services. Purchases through this Plan require a minimum payment of US$50 and are subject to a maximum of US$15,000 (total including your payroll deduction amount) per calendar quarter. Information on the Plan is set forth in the remainder of the Prospectus of which this Appendix is a part and is also available from the plan administrator.